Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2016 Financial Results

Conference Call to be Held at 8:00 AM U.S. Eastern Time on February 21, 2017

Guangzhou, China, February 20, 2017 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Fourth Quarter and Full Year 2016 Highlights

•                  Total net revenue for the fourth quarter of 2016 increased by 36.5% to RMB18.98 billion (US$2.73 billion) over the prior year period. Total net revenue for the full year of 2016 increased by 40.8% to RMB56.59 billion (US$8.15 billion) over the prior year.

•                  The number of active customers1 for the fourth quarter of 2016 increased by 39% to 27.5 million. The number of active customers for the full year of 2016 increased by 42% to 52.1 million.

•                  Total orders2 for the fourth quarter of 2016 increased by 26% to 82.0 million. Total orders for the full year of 2016 increased by 40% to 269.8 million.

•                  Gross profit for the fourth quarter of 2016 increased by 33.4% to RMB4.47 billion (US$643.4 million) from RMB3.35 billion in the prior year period. Gross profit for the full year of 2016 increased by 37.4% to RMB13.60 billion (US$1.96 billion) from RMB9.90 billion in the prior year.

•                  Net income attributable to Vipshop’s shareholders for the fourth quarter of 2016 increased by 51.7% to RMB767.8 million (US$110.6 million) from RMB506.2 million in the prior year period. Net income attributable to Vipshop’s shareholders for the full year of 2016 increased by 28.1% to RMB2.04 billion (US$293.4 million) from RMB1.59 billion in the prior year.

•                  Non-GAAP net income attributable to Vipshop’s shareholders3 for the fourth quarter of 2016 increased by 30.9% to RMB970.3 million (US$139.7 million) from RMB741.5 million in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2016 increased by 30.4% to RMB2.87 billion (US$412.9 million) from RMB2.20 billion in the prior year.

“We are delighted to have delivered strong operational results with solid customer and market share gain in the year of 2016,” said Mr. Eric Shen, chairman and chief executive officer of Vipshop. “We continued to focus on improving the customer experience across our platform through enhanced personalization and diverse merchandising. As such, we have added a number of high-quality and popular brands to our platform over the last few quarters and will continue to strengthen our merchandising capabilities going forward. Our robust results are a testament to the solid strength of our business model and we are confident that we can continue to maintain our market leadership going forward.”

Mr. Donghao Yang, chief financial officer of Vipshop, further commented, “In the fourth quarter of 2016, we had strong free cash flow and delivered solid topline growth while maintaining steady margins. Importantly, we continued to expand our logistics and warehousing network by adding five local distribution centers to further improve the efficiency and speed of our fulfillment and distribution capabilities. Looking ahead, we will continue to invest in areas that are crucial to the customer experience across our platform while balancing revenue growth and margins.”

1  “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2  “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure. Effective from the fourth quarter of 2015, the non-GAAP net income attributable to Vipshop’s shareholders is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from business acquisitions and equity method investments.

Recent Business Highlights

•                  Fitch rated Vipshop as BBB+, Moody’s rated the Company as Baa1, and Standard & Poor’s rated the Company as BBB. These solid investment grade ratings from all the “Big Three” global rating agencies are endorsements of the Company’s business fundamentals, financial strengths, investment prospects, and future market potential.

•                  In January 2017, a Vipshop’s subsidiary operating its Internet finance business completed its first tranche of Renminbi-denominated asset-backed securities (“ABS”) of RMB300 million, which is listed on the Shanghai Stock Exchange in China. The Company is currently preparing for future follow-on ABS offerings in China. These transactions represent an important milestone in the Company’s plan to further grow this new business with external sources of funding.

•                  Vipshop recently introduced local distribution centers in Fuzhou, Hangzhou, Zhengzhou, Shenyang and Xi’an to cater to more standardized and high frequency purchased products for its cosmetics and baby maternity categories. The local distribution centers allow Vipshop to be closer to its customers, shorten delivery time and improve the efficiency of its distribution.

•                  With over 20,000 full time delivery staff and over 2,000 self-operated delivery stations, Vipshop is now able to deliver more than 90% of its orders through its last mile network. The Company’s average delivery time for its in-house last-mile delivery capabilities has been reduced to less than 48 hours. In the fourth quarter of 2016, over 60% of Vipshop’s returns were collected by the Company’s full time delivery staff, which represents a significant increase from 30% at the beginning of 2016.

•                  Vipshop and Tencent Qzone co-released a report based upon both companies’ big data analytics, which focuses on emerging fashion color trends and identifies fashion preferences for China’s younger generation. The insights were reflected in designer Chi Zhang’s new collection, which was presented in New York Fashion Week in February 2017. The collection will also be available exclusively on the Vipshop platform in the second half of 2017. This is the first season of a series of cross-industry collaborations initiated by Vipshop.

•                  As of December 2016, the Company had ten overseas offices for its cross-border business to expand its global merchandising. Currently, Vipshop has leased seven overseas warehouses and is in the process of expanding its international warehouse space.

•                  Vipshop added various popular international and domestic brands throughout 2016 including well-known brands like UGG, Tory Burch, Brooks Brothers, Belle and many others.

•                  In September 2016, Vipshop completed the acquisition of third-party payment license holder, Beifu, and during December, Beifu officially changed its corporate name to Zhejiang Vipshop Payment Services Co., Ltd., marking another important step in expanding the Company’s ecosystem.

Fourth Quarter 2016 Financial Results

REVENUE

Total net revenue for the fourth quarter of 2016 increased by 36.5% to RMB18.98 billion (US$2.73 billion) from RMB13.90 billion in the prior year period, primarily driven by the growth in the numbers of total active customers, repeat customers, and total orders.

The number of active customers for the fourth quarter of 2016 increased by 39% to 27.5 million from 19.8 million in the prior year period. The number of total orders for the fourth quarter of 2016 increased by 26% to 82.0 million from 64.9 million in the prior year period.

GROSS PROFIT

Gross profit for the fourth quarter of 2016 increased by 33.4% to RMB4.47 billion (US$643.4 million) from RMB3.35 billion in the prior year period. Gross margin was 23.5% as compared with 24.1% in the prior year period. The Company expects its gross margin to remain stable as it balances its promotional activities and sales with its marketing expenses.

OPERATING INCOME AND EXPENSES

Total operating expenses for the fourth quarter of 2016 were RMB3.66 billion (US$527.4 million), as compared with RMB2.72 billion in the prior year period. As a percentage of total net revenue, total operating expenses decreased to 19.3% from 19.6% in the prior year period.

•                   Fulfillment expenses for the fourth quarter of 2016 were RMB1.65 billion (US$237.2 million), as compared with RMB1.26 billion in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses decreased to 8.7% from 9.1% in the prior year period, primarily reflecting the scale effect associated with the growth in total net revenue and improved fulfillment efficiency.

•                      Marketing expenses for the fourth quarter of 2016 were RMB920.0 million (US$132.5 million), as compared with RMB714.5 million in the prior year period, reflecting the Company’s strategy to drive long-term growth through sustainable investments to strengthen its brand awareness, attract new users and expand market share. As a percentage of total net revenue, marketing expenses decreased to 4.8% from 5.1% in the prior year period, primarily attributable to the Company’s strategic balance between promotional activities and sales with its broader marketing efforts.

•                      Technology and content expenses for the fourth quarter of 2016 were RMB470.9 million (US$67.8 million), as compared with RMB321.6 million in the prior year period, reflecting the Company’s continued efforts to invest in human capital, advanced technologies such as data analytics as well as new business opportunities including the Internet finance unit. As a percentage of total net revenue, technology and content expenses were 2.5% as compared with 2.3% in the prior year period.

•                      General and administrative expenses for the fourth quarter of 2016 were RMB624.1 million (US$89.9 million), as compared with RMB421.4 million in the prior year period, primarily due to the build-out of the Internet finance team. As a percentage of total net revenue, general and administrative expenses were 3.3% as compared with 3.0% in the prior year period.

Income from operations for the fourth quarter of 2016 increased by 17.1% to RMB938.9 million (US$135.2 million) from RMB801.8 million in the prior year period. Operating margin was 4.9% as compared with 5.8% in the prior year period.

Non-GAAP income from operations4, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition, increased by 20.0% to RMB1.16 billion (US$166.9 million) from RMB965.6 million in the prior year period. Non-GAAP operating income margin5 was 6.1% as compared with 6.9% in the prior year period.

4  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition.

5  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 51.7% to RMB767.8 million (US$110.6 million) from RMB506.2 million in the prior year period. Net margin attributable to Vipshop’s shareholders increased to 4.0% from 3.6% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS6 increased to RMB1.26 (US$0.18) from RMB0.84 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments, increased by 30.9% to RMB970.3 million (US$139.7 million) from RMB741.5 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders7 was 5.1% as compared with 5.3% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS8 increased to RMB1.58 (US$0.23) from RMB1.22 in the prior year period.

For the quarter ended December 31, 2016, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 626,846,985.

BALANCE SHEET AND CASH FLOW

As of December 31, 2016, the Company had cash and cash equivalents of RMB4.11 billion (US$591.9 million) and held-to-maturity securities of RMB671.8 million (US$96.8 million).

For the quarter ended December 31, 2016, operating cash was RMB0.80 billion, and free cash flow9, a non-GAAP measurement of liquidity, was as follows:

For the three months ended	Dec 31, 2015	Dec 31, 2016	Dec 31, 2016
	RMB’000	RMB’000	US$’000
Net cash from operating activities	1,604,236	801,536	115,445
Add: Impact from Internet financing activities[9]	353,390	1,338,966	192,851
Less: Capital expenditures	(1,765,484)	(711,711)	(102,508)
Free cash flow in	192,142	1,428,791	205,788

For the twelve months ended	Dec 31, 2015	Dec 31, 2016	Dec 31, 2016
	RMB’000	RMB’000	US$’000
Net cash from operating activities	1,915,086	2,831,413	407,808
Add: Impact from Internet financing activities[9]	636,997	2,588,854	372,873
Less: Capital expenditures	(4,184,425)	(2,790,627)	(401,934)
Free cash flow (out) /in	(1,632,342)	2,629,640	378,747

6  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

7  Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

8  Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

9  Free cash flow is a non-GAAP financial measure, which means the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets.

Full Year 2016 Financial Results

Total net revenues increased by 40.8% year over year for the full year of 2016 to RMB56.59 billion (US$8.15 billion) from RMB40.20 billion in the prior year, primarily driven by growth in the number of new active customers, total active customers, and total orders.

The number of active customers for the full year of 2016 increased by 42% to 52.1 million from 36.6 million in the prior year. The number of total orders for the full year of 2016 increased by 40% to 269.8 million from 193.1 million in the prior year.

Gross profit increased by 37.4% to RMB13.60 billion (US$1.96 billion) for the full year of 2016 from RMB9.90 billion in the prior year. Gross margin was 24.0% as compared with 24.6% in the prior year.

Income from operations for the full year of 2016 increased by 30.8% to RMB2.71 billion (US$390.0 million) from RMB2.07 billion in the prior year. Operating margin was 4.8% as compared with 5.2% in the prior year.

Non-GAAP income from operations for the full year of 2016 increased by 32.4% to RMB3.49 billion (US$503.1 million) from RMB2.64 billion in the prior year. Non-GAAP operating income margin was 6.2% as compared with 6.6% in the prior year.

Net income attributable to Vipshop’s shareholders for the full year of 2016 increased by 28.1% to RMB2.04 billion (US$293.4 million) from RMB1.59 billion in the prior year. Net margin attributable to Vipshop’s shareholders was 3.6% as compared with 4.0% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS increased to RMB3.37 (US$0.49) from RMB2.65 in the prior year.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2016 increased by 30.4% to RMB2.87 billion (US$412.9 million) from RMB2.20 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders was 5.1% as compared with 5.5% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to RMB4.69 (US$0.68) from RMB3.66 in the prior year.

For the full year ended December 31, 2016, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 629,085,915.

For the full year of 2016, net cash from operating activities was RMB2.83 billion (US$407.8 million).

Business Outlook

For the first quarter of 2017, the Company expects its total net revenue to be between RMB15.3 billion and RMB15.8 billion, representing a year-over-year growth rate of approximately 26% to 30%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.9430 to US$1.00, the effective noon buying rate for December 31, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

The Company will hold a conference call on Tuesday, February 21, 2017 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2016.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#67006640

The replay will be accessible through March 1, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#67006640

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, and amortization of intangible assets. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended			Twelve Months Ended
	December 31,2015	December 31,2016	December 31,2016	December 31,2015	December 31,2016	December 31,2016
	RMB’000	RMB’000	USD’000	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	13,657,163	18,501,672	2,664,795	39,409,961	55,281,900	7,962,250
Other revenues (1)	243,983	478,514	68,920	793,251	1,309,402	188,593
Total net revenues	13,901,146	18,980,186	2,733,715	40,203,212	56,591,302	8,150,843
Cost of goods sold	(10,552,727)	(14,513,037)	(2,090,312)	(30,306,723)	(42,994,688)	(6,192,523)
Gross profit	3,348,419	4,467,149	643,403	9,896,489	13,596,614	1,958,320
Operating expenses
Fulfillment expenses(2)	(1,263,359)	-1,646,760	(237,183)	(3,667,031)	-4,904,526	(706,399)
Marketing expenses	(714,520)	-920,009	(132,509)	(2,089,348)	-2,837,680	(408,711)
Technology and content expenses	(321,602)	-470,915	(67,826)	(1,076,520)	-1,563,582	(225,203)
General and administrative expenses(3)	(421,401)	-624,102	(89,889)	(1,301,472)	-1,941,146	(279,583)
Total operating expenses	(2,720,882)	-3,661,786	(527,407)	(8,134,371)	-11,246,934	(1,619,896)
Other income	174,223	133,564	19,237	308,431	358,029	51,567
Income from operations	801,760	938,927	135,233	2,070,549	2,707,709	389,991
Impairment loss of investments	(89,749)	—	—	(99,749)	-114,574	-16,502
Interest expenses	(24,441)	(20,932)	(3,015)	(85,762)	(85,195)	(12,271)
Interest income	46,844	29,103	4,192	267,208	107,044	15,418
Exchange (loss) gain	(73,307)	46,650	6,719	(101,726)	51,100	7,360
Income before income taxes and share of loss of affiliates	661,107	993,748	143,129	2,050,520	2,666,084	383,996
Income tax expense(4)	(162,748)	(207,188)	(29,841)	(457,745)	(601,828)	(86,681)
Share of loss of affiliates	(7,777)	(23,356)	(3,364)	(84,063)	(71,489)	(10,297)
Net income	490,582	763,204	109,924	1,508,712	1,992,767	287,018
Net loss attributable to noncontrolling interests	15,584	4,579	660	80,952	44,050	6,345
Net income attributable to Vipshop’s shareholders	506,166	767,783	110,584	1,589,664	2,036,817	293,363

Shares used in calculating earnings per share(5):
Class A and Class B ordinary shares:
—Basic	115,997,137	116,562,400	116,562,400	115,736,092	115,958,088	115,958,088
—Diluted	125,656,590	125,369,397	125,369,397	120,168,063	125,817,183	125,817,183

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	4.36	6.59	0.95	13.74	17.57	2.53
Net income attributable to Vipshop’s shareholders—Diluted	4.22	6.29	0.91	13.23	16.86	2.43

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.87	1.32	0.19	2.75	3.51	0.51
Net income attributable to Vipshop’s shareholders—Diluted	0.84	1.26	0.18	2.65	3.37	0.49

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Including shipping and handling expenses, which amounted RMB 647million and RMB 856 million in the three month periods ended December 31, 2015 and December 31, 2016, respectively.				(2) Including shipping and handling expenses, which amounted RMB 1.71 billion and RMB 2.58 billion in the twelve month periods ended December 31,2015 and 2016, respectively.

(3)Including amortization of intangible assets resulting from business acquisitions, which amounted to RMB 72 million and RMB 78 million in the three months period ended December 31, 2015 and December 31, 2016, respectively.

(3)Including amortization of intangible assets resulting from business acquisitions, which amounted to RMB 265 million and RMB 310 million in the twelve months period ended December 31, 2015 and December 31, 2016, respectively.

(4)Included income tax benefits of RMB 18 million and RMB 20 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended December 31, 2015 and December 31, 2016, respectively.

(4)Included income tax benefits of RMB 67 million and RMB 80 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the twelve months period ended December 31, 2015 and December 31, 2016, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	490,582	763,204	109,924	1,508,712	1,992,767	287,018
Other comprehensive loss(income), net of tax:

Foreign currency translation adjustments	(2,815)	(252,028)	(36,300)	(55,653)	(288,955)	(41,618)
Unrealized (loss) gain from available-for-sale securities	(8,233)	9,628	1,387	(7,783)	(17,042)	(2,455)
Reclassification adjustment for losses included in net income	—	—	—	—	36,567	5,267
Comprehensive income	479,534	520,804	75,011	1,445,276	1,723,337	248,212
Less: Comprehensive loss attributable to noncontrolling interests	(22,048)	(4,649)	(670)	(84,119)	(40,854)	(5,884)
Comprehensive income attributable to Vipshop’s shareholders	501,582	525,453	75,681	1,529,395	1,764,191	254,096

	Three Months Ended			Twelve Months Ended
	December 31,2015	December 31,2016	December 31,2016	December 31,2015	December 31,2016	December 31,2016
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are as follows
Fulfillment expenses	6,259	11,021	1,587	18,665	38,428	5,535
Marketing expenses	7,537	9,915	1,428	19,938	38,459	5,539
Technology and content expenses	34,714	56,748	8,173	126,274	183,122	26,375
General and administrative expenses	43,594	63,619	9,163	138,064	215,644	31,059
Total	92,104	141,303	20,351	302,941	475,653	68,508

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2015	December 31,2016	December 31,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,324,384	4,109,577	591,902
Held-to-maturity securities	1,807,403	671,776	96,756
Accounts receivable, net	351,423	2,333,918	336,154
Amounts due from related parties	31,856	8,352	1,203
Other receivables and prepayments,net	1,869,461	2,293,825	330,380
Inventories	4,566,746	4,948,609	712,748
Deferred tax assets	202,003	214,815	30,940
Total current assets	12,153,276	14,580,872	2,100,083
NON-CURRENT ASSETS
Property and equipment, net	2,949,604	4,467,451	643,447
Deposits for property and equipment	933,419	1,039,793	149,761
Land use rights, net	197,462	2,399,058	345,536
Intangible assets, net	744,369	725,147	104,443
Investment in affiliates	252,706	93,144	13,415
Other investments	489,862	503,117	72,464
Available-for-sale securities investments	269,736	407,944	58,756
Other long-term assets	1,936,307	510,821	73,574
Goodwill	108,781	367,106	52,874
Total non-current assets	7,882,246	10,513,581	1,514,270
TOTAL ASSETS	20,035,522	25,094,453	3,614,353

LIABILTIES AND EQUITY
CURRENT LIABILITIES

Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 48,178 and RMB 22,471 as of December 31, 2015 and December 31, 2016, respectively)	6,645,262	8,333,610	1,200,290

Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 879,848 and RMB 1,211,643 as of December 31, 2015 and December 31, 2016, respectively)	2,009,578	2,699,981	388,878

Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,127,270 and RMB 1,257,667 as of December 31, 2015 and December 31, 2016, respectively)	3,104,622	3,322,599	478,554

Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of RMB 82,994 and RMB 591 as of December 31, 2015 and December 31, 2016, respectively)	206,966	52,729	7,595

Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 95,643 and RMB 16,222 as of December 31, 2015 and December 31, 2016, respectively)	104,531	174,547	25,140

Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2015 and December 31, 2016)	95,000	—	—
Total current liabilities	12,165,959	14,583,466	2,100,457
NON-CURRENT LIABILITIES
Deferred tax liability(Including deferred tax of the VIE without recourse to the Company of RMB 116 and RMB 4,904 as of December 31, 2015 and December 31, 2016, respectively)	175,416	100,583	14,487

Deferred income-non current(Including deferred income-non current of the VIE without recourse to the Company of RMB 3,573 and RMB 1,928 as of December 31, 2015 and December 31, 2016, respectively)	22,699	246,902	35,561
Convertible senior notes	4,058,181	4,381,698	631,096
Total non-current liabilities	4,256,296	4,729,183	681,144
Total liabilities	16,422,255	19,312,649	2,781,601

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 100,085,519 and 101,508,264 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	65	66	9

Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	11	11	2

Treasury shares, at cost - 1,614,135 shares and - 1,356,918 shares as of December 31, 2015 and December 31, 2016	(844,711)	(707,441)	(101,893)

Additional paid-in capital	2,838,591	3,130,126	450,832
Retained earnings	1,616,209	3,653,026	526,145
Accumulated other comprehensive loss	(70,980)	(343,608)	(49,490)
Noncontrolling interests	74,082	49,624	7,147
Total shareholders’ equity	3,613,267	5,781,804	832,752
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,035,522	25,094,453	3,614,353

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31,2015	December 31,2016	December 31,2016	December 31,2015	December 31,2016	December 31,2016
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	801,760	938,927	135,233	2,070,549	2,707,709	389,991
Share-based compensation expenses	92,104	141,303	20,351	302,941	475,653	68,508
Amortization of intangible assets resulting from business acquisitions	71,775	78,258	11,272	264,842	309,537	44,583
Non-GAAP income from operations	965,639	1,158,488	166,856	2,638,332	3,492,899	503,082

Net income	490,582	763,204	109,924	1,508,712	1,992,767	287,018
Share-based compensation expenses	92,104	141,303	20,351	302,941	475,653	68,508
Impairment loss in investments	89,749	—	—	99,749	114,574	16,502
Amortization of intangible assets resulting from business acquisitions and equity method investments	85,066	92,721	13,355	323,049	367,389	52,915
Tax effect of amortization of intangible assets resulting from business acquisitions	-18,199	-20,179	-2,906	-67,131	-79,840	-11,499
Non-GAAP net income	739,302	977,049	140,724	2,167,320	2,870,543	413,444

Net income attributable to Vipshop’s shareholders	506,166	767,783	110,584	1,589,664	2,036,817	293,363
Share-based compensation expenses	92,104	141,303	20,351	302,941	475,653	68,508
Impairment loss in investments	89,749	—	—	99,749	114,574	16,502
Amortization of intangible assets resulting from business acquisitions and equity method investments (excluding noncontrolling interests)	67,122	77,533	11,167	256,839	302,862	43,621
Tax effect of amortization of intangible assets resulting from business acquisitions (excluding noncontrolling interests)	-13,650	-16,340	-2,353	-50,349	-63,273	-9,113

Non-GAAP net income attributable to Vipshop’s shareholders	741,491	970,279	139,749	2,198,844	2,866,633	412,881

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	115,997,137	116,562,400	116,562,400	115,736,092	115,958,088	115,958,088
—Diluted	125,656,590	125,369,397	125,369,397	120,168,063	125,817,183	125,817,183

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	6.39	8.32	1.20	19.00	24.72	3.56
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	6.10	7.91	1.14	18.30	23.45	3.38

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.28	1.66	0.24	3.80	4.94	0.71
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.22	1.58	0.23	3.66	4.69	0.68